June 30, 2006 - Via Edgar

Mr. Gary Todd
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-0306

         Re:      DENTSPLY International, Inc.
                  Form 10-K for the fiscal year ended December 31, 2005 Filed March 14, 2006
                  File No. 000-16211
                  Supplemental response dated June 15, 2006

Dear Mr. Todd:

By letter dated June 15, 2006, the Staff has requested additional information from DENTSPLY International, Inc. related to the Form 10-K filing and the supplemental response referenced above. We have set forth below our responses to the Staff's comments. We have keyed our responses to the Staff's comments by providing our response immediately following a reiteration of the original Staff comment. Pursuant to 17 C.F.R. Sec 200.83 confidential treatment of Attachment I to this letter is requested.

In addition, as requested by the Staff, DENTSPLY International, Inc. acknowledges that:

o DENTSPLY International, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o DENTSPLY International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 717-849-4243 or at the address below with any additional comments you have related to subject filings.

Sincerely,

/s/ William R. Jellison

William R. Jellison
DENTSPLY International, Inc.
Sr. Vice President and CFO
221 W. Philadelphia Street
York, PA 17405-0872
(717) 849-4243

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COMMENTS AND RESPONSES


Form 10-K for the Fiscal Year Ended December 31, 2005
Item 8. Financial Statements and Supplementary Data


Note 4. Segment and Geographic Information, page 61

1. We note your response that your reporting units are components of the three operating segments that are not operating segments in and of themselves. Under paragraph 10 of SFAS 131 your reporting units appear to have characteristics of operating segments in that they a) engage in business activities from which they earn revenues and incur expenses,
        b) have operating results that are reviewed by the CODM as their financial and non financial measures are included in the reports provided to the CODM, and c) have discreet financial information available. Furthermore, paragraph 12 of SFAS 131 states that a CODM identifies a function, not necessarily a manager. That function is to allocate resources to and assess the performance of the segments, which can be done by one person or a group of persons. Please further explain why your segment disclosure is appropriate under SFAS 131. In that regard, please address the following:

o Tell us why the group consisting of the President/Chief Operating Officer and the Senior Vice Presidents does not constitute the CODM role for SFAS 131 purposes.

o The individual segments appear to aggregate various geographies, product categories, and divisions. Accordingly it is unclear how you assess performance and make resource allocation decisions when the individual operating segments include such apparently diversified operations. Please more specifically describe how the financial packages are reviewed in assessing performance and in arriving at resource allocation decisions.

o Please tell us if there are managers (with a focus on function) at the reporting units who report to the Senior Vice Presidents. Refer to paragraph 14 of SFAS 131. If so, describe their roles and responsibilities.

o Provide us a sample of the segment and reporting unit financial information regularly provided to the President/Chief Operating Officer.

Response:

Dentsply's management structure is organized to hold its Senior Vice President's (SVP's) accountable for the results of the operating segment for which they are responsible. While the process is participative, it is not management by consensus. Only the President and Chief Operating Officer (COO) can make decisions which direct the operating and policy matters of all three operating segments, and none of the SVP's have the authority to make, nor do they make, any decisions with respect to the operating or policy matters of the segments for which they are not directly responsible. Additionally, the SVP's cannot obtain additional resources, such as capital expenditures, expense levels and working capital, for their segment above and beyond those allocated to their segment by the COO, without the approval of the COO.

The Company has three operating segments which are managed by three SVP's, with each segment being managed as a business portfolio. These business portfolio's are comprised of reporting units that were combined taking into consideration a number of factors including, reporting units that operate in the same product or geographic markets, reporting units that have significant interdependencies on other reporting units within the same operating segment, or where the COO believes that the highest level of synergies may be achieved as a result of a single SVP being in charge of multiple reporting units. As acquisitions are made, the acquired business is incorporated into the business portfolio that represents the best fit with the current portfolio being managed by each SVP.

While it may appear that each of these operating segments cover a wide range of product categories and geographic regions, it is important to note that each segment consists of reporting units that operate almost entirely in the professional dental market and as a result are similar in many respects. For example, all of the operating segments except one produce and sell only professional dental products (professional dental consumables and small dental equipment). The one exception is a segment that in addition to professional dental product businesses, has a business that sells products for producing investment castings in the jewelry and golf club casting industries. This is a small component of the overall Company, comprising approximately 2.5% of sales in 2005. Except for this one business mentioned above, essentially all of the other operations of the Company are engaged solely in the production and sale of professional dental products. In total, professional dental products represented approximately 97.5%, 98% and 98% of sales in 2005, 2004 and 2003, respectively

Additionally, for many of the reporting units, the production processes are similar in many respects. The dental consumables are generally produced in small batch operations, and many of the small dental equipment products involve assembly type operations.

Another similarity involves the methods of distribution. The sale and distribution of a product may vary by product and by region, but is either a direct sale by the Company's own sales force or a sale through a dental distributor. Products are sold either direct or through distributors depending on the region of the world. A product sold direct in the United States may be, and many times is, sold through distributors in other parts of the world. Each operating segment has both direct and distributed sales.

It is these similarities that provide an overriding tone for each segment and that provides the basis for the COO to assess the performance of and make decisions for resource allocation to each operating segment. The processes by which the performance of each operating segment is assessed and the decisions for resource allocation are described in additional detail below.

In the third quarter of each calendar year, the SVP's are responsible for overseeing the preparation of annual budgets for the reporting units under their leadership. Once approved by the SVP's the annual budgets are presented separately by each SVP and the respective operating segment Controller (who is responsible for the accounting and financial reporting of their operating segment) to Corporate management which generally includes the Chief Executive Officer (CEO), COO, Chief Financial Officer (CFO), and other Corporate Vice Presidents. The SVP's for the other segments are not in attendance at any meetings other than the budget review meetings for their operating segment, and have no review or approval authority over the reporting units outside of their segment. Through participation of the attendees at the budget review meetings, additional changes may be made to operating location and operating segment budget targets which are the responsibility of the SVP of the segment. At the completion of the budget process, each segment SVP has a segment budget which they are responsible for operating within and also has responsibility for any changes among the reporting units of their segment.

Resources are allocated to each operating segment by the COO during the budget process and then on an as necessary basis as determined by the COO. The resources allocated by the COO during these processes can then be allocated to the reporting units as the SVP sees fit. Examples of these allocations by the SVP's to the reporting units are capital expenditures, expense levels, headcount, compensation increases and levels, and working capital levels.

In addition to those resources allocated to the segments specifically by the COO, broader corporate issues, such as IT systems and regulatory requirements, are determined at the corporate level and include the involvement of the CEO, COO, CFO, and various Corporate Vice Presidents and Directors.

Most operating decisions made at the reporting units are made by the reporting unit's General Manager (GM) with input from the responsible SVP, as required. There are currently 29 reporting units, each with a GM. The GM of each reporting unit reports to the SVP of their respective operating segment, and the GM has no regular contact with the COO. The GM is responsible for the reporting unit's results and they work directly with the operating segment SVP on a regular basis on issues regarding operating performance. Functional managers of the reporting unit report directly to the GM or to a corporate function as in the case of reporting unit controllers. The SVP of the operating segment assesses each reporting unit's performance and its contribution to achieving segment targets. The SVP manages the GM at each reporting unit in order to achieve the overall performance of the operating segment, not solely on the performance of the operating location itself. It is important to note that the SVP's do not participate in the management of the reporting units outside of their group.

Segment operating results are reviewed at regular meetings (called Corporate Operating Committee meetings) which are attended by the CEO, COO, CFO, SVP's, other Corporate Vice Presidents and the three operating segment Controllers. The process at these meetings is participative, but not management by consensus. At these meetings, the results of the operating segments are presented separately by the respective SVP of the operating segment. In each of the separate presentations, the SVP discusses the total operating segment performance relative to forecast, budget, and prior year. During these presentations, significant business issues related to a single reporting unit may be discussed, but the focus of the discussion is on the results of the operating segments. In addition, projections for the performance of each operating segment for the current quarter, subsequent quarters, and the full year are presented and discussed. At the meeting, the COO listens to each SVP's input and the participative discussion, and makes decisions based on corporate expectations and each operating segment's performance and projections. Examples are revised sales targets, expense levels, capital, and working capital levels. The SVP's use the input from the COO and determine the impact on the reporting units within their respective operating segment. Reporting unit GM's do not attend the Corporate Operating Committee meetings. Reporting unit GMs are managed by their respective SVPs and take direction through direct interaction with their SVP.

Throughout the year, the SVP's interact closely with the reporting units within their operating segment, regularly visiting each location and determining what is needed at each operating location to achieve the operating segment's targets. On occasion, the COO will visit an operating location to help him understand first hand operating issues, personnel matters, etc. These visits are on an as required basis and are not regular in nature.

Information on operating performance of the reporting units and operating segments is made regularly available to the COO, CFO, SVP's, and other Corporate Vice Presidents and the three operating segment Controllers. This information is used by the COO to make informed inquiries and in providing direction to each operating segment SVP, however, this reporting unit information is not used by the COO to make operating decisions as these decisions are made at the operating segment level by the SVP, as illustrated above.

Incentive compensation for the SVP's and the three operating segment Controllers is based primarily on the actual performance compared to budget for the operating segment for which they are responsible. Incentive compensation for the CEO, COO, CFO and other Corporate Vice Presidents and Directors is based on the total Company's actual net income compared to the budgeted net income and on internal growth targets.

There are three sources of information that are provided to the COO on a regular basis which are used to make decisions:

     1) SVP Corporate Operating Committee meeting presentations of operating segment results.
     2) Actual operating segment results and comparisons against forecast, budget, and prior year on a monthly basis.
     3) Quarter operating segment forecast information provided on a monthly basis.

We have provided a sample of each of these as Attachment I in response to your request. This information is generated on a regular basis for the COO from the Company's financial information systems, which are currently structured to process and summarize financial information only on the basis of the Company's operating segments from the underlying reporting units.

Based on the information provided above and the information provided in our prior response, we believe our segment disclosure is appropriate and in accordance with SFAS 131. We believe the conclusion that the COO is the CODM of the Company and that the CODM is not the group consisting of the COO and the SVP's is consistent with the guidance in paragraph 12 of SFAS 131. We also believe that using the management approach, our operating segments are evident from the management structure of our internal organization and how it functions, consistent with SFAS 131.

ATTACHMENTS

Due to the size of the attachments and a file type which cannot be converted into EDGAR format, the sample reports which are provided to the COO referenced above, are being sent under seperate cover as hard copies.